

Mail Stop 3030

September 29, 2009

VIA U.S. MAIL AND FAX (866) 560-0571

Mr. John A. Hall
Chief Executive Officer and Interim Chief Financial Officer
Rainier Pacific Financial Group, Inc.
1498 Pacific Avenue
Suite 400
Tacoma, Washington 98402

> **Re: Rainier Pacific Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-50362**

Dear Mr. Hall:

   We have reviewed your response dated September 2, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements, page 107

Note 17. Fair Value of Financial Instruments, page 137

Fair Value – Trust Preferred CDO Securities, page 138

1.   Please refer to our prior comment 2. We noted from your response that you have
        decreased your projected defaults from .75% at December 31, 2008 to .50% in 2009.
        Please tell us why you decreased the default rate and how you determined the rate was
        appropriate. In addition, please tell us and revise future filings, including any
        amendments, to disclose the impact this decrease had on your other than temporary
        impairment analysis.

2.   In this regard, please tell us whether you use .50% for every year until maturity and
        whether and how you considered the use of a 'shaped' projection (i.e., use a higher
        percentage in the near term with a decreasing percentage going out).

3.   Please provide us with some clarification with regards to Exhibit 5. It appears that the
        present value of the projected cash flows increase from March 31, 2009 to June 30, 2009.
        Tell us if this is correct and clarify the basis for the increase given that actual and
        projected defaults have increased.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 2

Statement of Operations, page 3

4.   Please refer to our prior comment 7. Please clarify for us if you include all of your trust
        preferred securities in your calculation and related presentation or if you properly include
        only those securities for which you determined impairment was other than temporary.
        See paragraph 36 of FSP 115-2.

5.   We see that you present a separate section entitled 'Impairment of Securities' below non-
        interest expense. Please revise to include this information as part of non-interest income
        or tell us why you believe your current presentation is consistent with the guidance in
        Article 9 of Regulation S-X.

Note 6. Federal Income Tax, page 10

6.   We see that you have a significant net deferred tax asset at June 30, 2009 and a valuation allowance of $965,000 and that you believe no further valuation allowance is necessary as of June 30, 2009. Further we noted your disclosure that you believe your ability to implement tax planning strategies to defer the recognition of taxable losses on your trust preferred CDO securities by holding such securities until they recover in value or mature, the ability to generate future taxable income, and the utilization of taxes paid in available carry-back periods is sufficient positive evidence to overcome the negative evidence of a cumulative loss in the most recent three year period that was caused primarily by the significant other-than-temporary impairment charges and provisions for loan losses during the past 12 months. Given your cumulative losses and current financial situation, please provide us with your analysis of both positive and negative evidence considered in determining only a partial valuation allowance was necessary.

7.   Please tell us and disclose in future filings the uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

Note 9. Fair Value, page 13

8.   We see that you present payment in kind information with regards to your trust preferred CDO securities as of June 30, 2009 as part of your table on page 16. Based on your 'yes' and 'no' classifications, please clarify for us and investors in future filings if 'no' indicates you cannot capitalize interest that is not paid due to deferrals, and if so, tell us how that effects the expected interest income.

9.   Also, with regard to our prior comment 2, it does not appear that you have provided comprehensive disclosure in your Form 10-Q for the period ended June 30, 2009 to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Please advise and confirm that for each individual and pooled trust preferred security with at least one rating below investment grade, you will revise future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security , number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure

about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

10.   Please also revise future filings to include the disclosures required by paragraph 41 and 43 of FSP 115-2.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant